POLYMET MINING CORP.
NOTICE OF
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 24, 2009

Dear Shareholder:

          NOTICE IS HEREBY GIVEN that the 2009 Annual and Special Meeting, (the “Meeting”), of shareholders of PolyMet Mining Corp. (“PolyMet”) will be held on Wednesday, June 24, 2009 at 10:00 a.m. (Vancouver Time), at The Port of Vancouver Room, Renaissance Vancouver Hotel, 1133 West Hastings Street, Vancouver, British Columbia, for the following purposes:

  to receive our 2009 Annual Report, including our audited consolidated financial statements for the fiscal year ended January 31, 2009 and the report of our auditor on those financial statements;

  to fix the number of our directors at nine;

  to elect nine directors to hold office until the close of our next annual meeting of shareholders;

  to appoint PricewaterhouseCoopers LLP as our auditor to hold office until the close of our next annual meeting of shareholders and to authorize our board of directors to fix the remuneration to be paid to our auditor;

  to consider, and if thought fit, approve a resolution authorizing the extension of the expiry date by two years of all stock options outstanding as at June 24, 2009, and to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

          Further information regarding the matters to be considered at the Meeting is set out in the accompanying Management Proxy Circular.

          Our board of directors has fixed the close of business on May 20, 2009 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only our registered shareholders as of the close of business May 20, 2009 will be entitled to vote, in person or by proxy, at the Meeting.

          Whether or not you plan to attend the Meeting, we urge you to, as promptly as possible, complete and return the enclosed paper form of proxy, or vote by proxy over the Internet, as instructed in the accompanying Management Proxy Circular. To be effective, your form of proxy must be received by our registrar and transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, no later than Monday, June 22, 2009, at 10:00 a.m. (Vancouver Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed. Proxies received by Computershare Investor Services Inc. after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair’s sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.

          If you are a beneficial shareholder and hold your common shares through an intermediary, such as a brokerage firm, bank, clearing agency, securities dealer or other similar organization, you should follow the voting procedures provided by: (a) our registrar and transfer agent, Computershare Investor Services Inc., if you have given permission to your intermediary to disclose your share ownership information to us; or (b) your intermediary, if you have objected to your intermediary’s disclosure of such information.

By Order of the Board of Directors

 signed “Joseph M. Scipioni”

Joseph M. Scipioni
President & Chief Executive Officer

Vancouver, British Columbia
May 15, 2009

POLYMET MINING CORP.

MANAGEMENT PROXY CIRCULAR FOR THE
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 24, 2009

          Unless the context otherwise requires, in this Management Proxy Circular all references to “PolyMet”, “we”, “our” and “us” refer to PolyMet Mining Corp. and its subsidiaries. Unless otherwise stated, information in this Management Proxy Circular is given as at May 15, 2009.

INFORMATION ABOUT THIS MANAGEMENT PROXY CIRCULAR AND
THE 2009 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Why did I receive this Management Proxy Circular?

          We have sent this Notice of Annual and Special Meeting and Management Proxy Circular, together with the enclosed paper form of proxy (the “Form of Proxy”), because our board of directors is soliciting your proxy to vote at our 2009 Annual and Special Meeting (the “Meeting”) of shareholders. This Management Proxy Circular contains information about the matters to be voted on at the Meeting and important information about us. As many of our shareholders are expected to be unable to attend the Meeting in person, proxies are solicited by mail to give each shareholder an opportunity to vote on all matters that will properly come before the Meeting. References in this Management Proxy Circular to the Meeting include any adjournments or postponements of the Meeting.

          We intend to mail this Management Proxy Circular and accompanying paper Form of Proxy on or about June 3, 2009 to all of our shareholders entitled to vote at the Meeting.

What is the date, time and place of the Meeting?

          The Meeting will be held in The Port of Vancouver Room, Renaissance Vancouver Hotel, 1133 West Hastings Street, Vancouver, British Columbia, on Wednesday, June 24, 2009, at 10:00 a.m. (Vancouver Time).

Who can vote at the Meeting?

          Only registered shareholders as at the close of business on May 20, 2009 will be entitled to vote at the Meeting. As at May 15, 2009, there are 137,778,875 common shares without par value of PolyMet (“Common Shares”) issued and outstanding. Each person voting at the Meeting has one vote in a vote by show of hands. If a ballot is taken, each person voting at the Meeting will have one vote for each Common Share held.

Registered Shareholder: Common Shares Registered in Your Name

          If on May 20, 2009, your Common Shares were registered directly in your name with our registrar and transfer agent, Computershare Investor Services Inc., then you are a registered shareholder. As a registered shareholder, you may vote in person at the Meeting or vote by proxy. Whether or not you plan to attend the Meeting, we urge you to, as promptly as possible, complete and return the enclosed paper Form of Proxy, or vote by proxy over the Internet, as instructed below to ensure your vote is counted.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

          If on May 20, 2009, your Common Shares were held in an account with an intermediary, such as a brokerage firm, bank, dealer or other similar organization, then you are a beneficial shareholder and your Common Shares are held in “street name”. The intermediary holding your account, or a clearing agency (such as CDS Clearing and Depositary Services Inc. in Canada or Cede & Co. in the United States) of which the intermediary is a participant, is considered the registered shareholder for purposes of voting at the Meeting. As a beneficial shareholder, you have the right to direct the intermediary or clearing agency on how to vote the Common Shares registered in their name. You are also invited to attend the Meeting; however, since you are not the registered shareholder, you will not be able to vote your Common Shares registered in the name of the intermediary or clearing agency unless you have been appointed as a proxyholder by the intermediary or clearing agency.

What am I voting on at the Meeting?

          At the Meeting, our shareholders will be asked to vote on the following resolutions:

  to fix the number of our directors at nine;

  to elect nine directors to hold office until the close of our next annual meeting of shareholders;

  to appoint PricewaterhouseCoopers LLP as our auditor to hold office until the close of our next annual meeting of shareholders and to authorize our board of directors to fix the remuneration to be paid to our auditor, and to consider, and if thought fit, approve a resolution authorizing the extension of the expiry date by two years of all stock options outstanding as at June 24, 2009.

How does the Board recommend that I vote?

          Our board of directors believe that the fixing of the number of our directors at nine, the election of our management’s nine nominees to our board of directors, the appointment of PricewaterhouseCoopers LLP as our auditor and the approval of the resolution authorizing the extension of the expiry date of all stock options outstanding as at June 24, 2009 are each in the best interests of PolyMet and our shareholders and, accordingly, recommends that each shareholder vote his or her shares “FOR” each of the named management nominees for election to our board of directors and “FOR” each of the other matters.

What vote is required in order to approve each proposal?

          Directors are elected by a plurality of votes cast by proxy or in person at the Meeting, which means that those nominees for election to our board of directors who receive the largest number of favourable votes will be elected our directors, up to the maximum number of directors established by our shareholders. Shareholders are not entitled to cumulative votes for the election of directors. Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favour of any nominee.

          A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the appointment of PricewaterhouseCoopers LLP as our auditor and independent registered public accounting firm.

          A simple majority of the votes of the disinterested shareholders (i.e. excluding the votes of our insiders who hold current outstanding stock options and their associates) cast by proxy or in person at the Meeting is required to approve the resolution authorizing the extension of the expiry date by two years of all stock options outstanding as at June 24, 2009.

          Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the beneficial shareholder with respect to the voting of certain of our Common Shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those Common Shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Common Shares represented by such broker “non-votes” will, however, be counted in determining whether there is a quorum for the Meeting.

How do I vote?

Registered Shareholder: Common Shares Registered in Your Name

          If you are a registered shareholder you may vote by proxy or in person at the Meeting. Whether or not you plan to attend the Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the Meeting and vote in person if you have already voted by proxy.

  To vote in person at the Meeting, please come to the Meeting and we will give you an attendance card when you arrive.

  To vote using the enclosed paper Form of Proxy, please complete, sign, date and return your Form of Proxy in accordance with the instructions on the Form of Proxy.

  To vote by proxy over the Internet, go to www.computershare.com/proxy and follow the online voting instructions and refer to your holder account number and proxy access number provided on the enclosed paper Form of Proxy.

          Whether you are voting by paper or Internet proxy, your proxy must be received by our registrar and transfer agent, Computershare Investor Services Inc. of 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, facsimile: (416) 263-9394, no later than June 22, 2009 at 10:00 a.m. (Vancouver Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed. Proxies received by Computershare Investor Services Inc. after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair’s sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.

          If the instructions you give in your proxy are clear, and if the proxy is properly completed and delivered as described above and has not been revoked, the Common Shares represented by your proxy will be voted or withheld from voting on any poll that may be called for and, if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted on any poll in accordance with your instructions.

          You have the right to appoint another person to attend and act on your behalf at the Meeting other than the persons named in the enclosed paper Form of Proxy. To exercise this right, please insert the name of your nominee in the blank space provided. A person appointed as a proxyholder need not be a shareholder.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

          We have two kinds of beneficial shareholders – those who have given permission to their intermediary to disclose their ownership information to us, otherwise referred to as “non-objecting beneficial owners”, and those who have objected to their intermediary’s disclosure of this information, otherwise referred to as “objecting beneficial owners”. As allowed under Canadian provincial securities laws, we have obtained a list of our non-objecting beneficial owners from intermediaries and have used that list to distribute proxy-related materials directly to non-objecting beneficial owners.

          If you are a non-objecting beneficial owner, then you will receive a voting instruction form from Computershare Investor Services Inc., our registrar and transfer agent. If you are an objecting beneficial owner, then you will receive a voting instruction form from your intermediary.

          The voting instruction form that you will receive is similar to the proxy that we provide to our registered shareholders. However, its purpose is limited to instructing your intermediary or clearing agency, as the registered shareholder, on how to vote on your behalf. No person will be admitted at the Meeting to vote by presenting a voting instruction form.

  To vote using the voting instruction form, simply complete and return the voting instruction form in accordance with its instructions.

  To vote in person at the Meeting, you must instruct Computershare Investor Services Inc. if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner, to appoint you as proxyholder.

          If you have any questions, contact Computershare Investor Services Inc. if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner.

How will proxies be exercised?

          The proxyholder will vote according to instructions in the proxy on any ballot which may be called for and for which a choice has been specified. Unless otherwise indicated by you on the proxy, your Common Shares will be voted “FOR” the election of our management’s nominees for election to our board of directors and “FOR” each of the other motions proposed to be made at the Meeting as stated in the proxy.

          The proxy also confers upon the proxyholder discretionary authority to vote all Common Shares represented by the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and any other matter that properly comes before the Meeting. Our board of directors know of no such amendment, variation or other matter that is to be presented for action at the Meeting. However, if any other matters which are not now known to our board of directors should properly come before the Meeting, the proxies will be voted, or withheld, by the proxyholder in his or her discretion.

What is the quorum for the Meeting?

          A quorum of shareholders must be present at the commencement of the Meeting, either in person or by proxy. Under our bylaws, the quorum for the Meeting is two of our shareholders present in person or by proxy holding or representing at least 5% of our Common Shares. If a quorum is not present at the commencement of the Meeting or within a reasonable period of time thereafter, the shareholders present in person or by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business at the Meeting.

What does it mean if I receive more than one set of proxy materials?

          This means that you own Common Shares that are registered under different names. For example, you may own some Common Shares directly as a registered shareholder and other Common Shares as a beneficial shareholder through an intermediary, or you may own Common Shares through more than one such organization. In these situations, you will receive multiple sets of proxy materials. It is necessary for you to, as promptly as possible, complete and return all paper proxies, or vote by proxy over the Internet, and complete and return all voting instruction forms in order to vote all of the Common Shares you own. Each paper proxy you receive will come with its own return envelope. If you vote by mail, please make sure you return each paper proxy in the return envelope that accompanies that proxy.

Can I revoke my proxy?

          Yes, if you are a registered shareholder and have voted by paper or Internet proxy, you may revoke your proxy by delivering a duly executed proxy by paper or Internet with a later date or a form of revocation of proxy. Your proxy may be revoked by an instrument in writing signed by you or by your attorney duly authorized in writing and, if you are a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing, and deposited at our registered office at Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: Mitchell Gropper, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof.

          Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting, or any adjournments or postponements of the Meeting thereof, before the taking of a vote in respect of which the proxy is to be used. You may also revoke your proxy in any other manner permitted by law.

          If you are a non-objecting beneficial owner, you should contact Computershare Investor Services Inc. in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to Computershare Investor Services Inc. Similarly, if you are an objecting beneficial owner, you should contact the intermediary that holds your Common Shares in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to your intermediary.

Who pays the cost of the proxy solicitation?

          We will pay the cost of soliciting these proxies, including the printing, handling and mailing of the proxy materials. Copies of these materials will be given to brokerage firms, banks, dealers or other similar organizations that hold our Common Shares for our beneficial shareholders. We will reimburse these brokerage firms, banks, dealers or other similar organizations for their reasonable out of pocket expenses in forwarding proxy materials to our beneficial shareholders. In addition, proxies may be solicited by certain of our directors, executive officers and employees personally or by telephone, mail, facsimile or e-mail. No additional compensation will be paid to our directors, officers or other employees for soliciting proxies. We may, if determined advisable, retain at our cost an agency to solicit proxies for us in Canada and in the United States.

How can I make a shareholder proposal for PolyMet’s 2010 Annual Meeting?

          If you want to propose a matter for consideration at our 2010 Annual Meeting, then that proposal must be submitted to us at our registered office at Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: Mitchell Gropper, 90 days before the anniversary date of the Notice of Meeting for the 2009 Annual Meeting. To be eligible to submit a proposal, a person:

•	must be, for at least the six month period immediately before the day on which the shareholder submits the proposal, the registered holder or the beneficial owner of the number of our Common Shares:

	-	that is equal to at least 1% of the total number of our outstanding Common Shares, as of the day on which the shareholder submits the proposal; or

	-	whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal to us, is at least $2,000; or

•

must have the support of persons who, in the aggregate, and including or not including the person that submits the proposal, have been, for at least the six month period immediately before the day on which the shareholder submits the proposal, the registered holders, or the beneficial owners of the number of our Common Shares:

	-	that is equal to at least 1% of the total number of our outstanding Common Shares, as of the day on which the shareholder submits the proposal; or

	-	whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal to us, is at least $2,000.

•	For a proposal to be valid, it must, subject to the Business Corporations Act (British Columbia), contain:

•	the name and address of the person and of the person’s supporters, if applicable; and

•	the number of Common Shares held or owned by the person and the person’s supporters, if applicable, and the date the Common Shares were acquired.

What if I have any questions regarding the Meeting?

          If you have any questions regarding the Meeting, please contact our registrar and transfer agent, Computershare Investor Services Inc.:

  by phone:                 1-800-564-6253

  by e-mail:                service@computershare.com

  by mail:                    9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1

How can I find out the results of the voting at the Meeting?

          Preliminary voting results will be announced at the Meeting. Final voting results will be filed with the Canadian provincial securities regulatory authorities and be available on the Internet at www.sedar.com and will also be furnished to the United States Securities and Exchange Commission published in a report on Form 6-K and be available on the Internet at www.sec.gov.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

          As of May 15, 2009, to the knowledge of the directors and officers, no one person beneficially owns, controls or directs, directly or indirectly, more than 10% of our issued and outstanding Common Shares. Our directors and executive officers as a group beneficially own, control or direct, directly or indirectly, an aggregate of 12,236,496 or approximately 8.8% of our issued and outstanding Common Shares.

BUSINESS TO BE CONDUCTED AT THE MEETING

Fixing the Number of Directors

          Our articles and bylaws provide that our board of directors is to consist of a minimum of three directors and a maximum number to be determined from time to time by ordinary resolution of our shareholders. Our board of directors currently consists of nine individuals. Our board of directors proposed to fix the number of our directors at nine.

          A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the proposal to fix the number of our directors at nine.

          The persons named in our management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” fixing the number of our directors at nine.

Our Board of Directors recommend a vote “FOR” fixing the number of our directors at nine.

Election of Directors

Director Nominees for Election

          All of our current directors intend to stand for election to our board of directors. Our management has put forward the names of the current directors as nominees as outlined below.

          The term of each of our present directors expires at the conclusion of the Meeting. Each director elected at the Meeting will hold office until the conclusion of our next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with our bylaws or our governing legislation.

          We are not aware that any of our nominees will be unable or unwilling to serve as one of our directors; however, should we become aware of such an occurrence before the election of directors takes place at the Meeting and if the persons named in the accompanying paper Form of Proxy are appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom our board of directors in its discretion, may select.

          Directors are elected by a plurality of votes cast by proxy or in person at the Meeting, which means that those nominees for election to our board of directors receiving the largest number of favourable votes will be elected as our directors, up to the maximum number of directors fixed by our shareholders. Shareholders are not entitled to cumulate votes for the election of directors and no class of shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors. Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favour of any nominee.

          The persons named in our management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” each named nominee.

Our Board of Directors recommends a vote “FOR” each named nominee.

Information about Nominees for Directors

          The following table provides certain information regarding our management’s nominees for election to our board of directors. This information has been provided to us as of May 15, 2009 by the respective nominees.

			Number and Approximate Percentage of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)
Name of and Province and Country of Residence of Proposed Nominee Directors	Director Since	Position with PolyMet	Number	Percent

William D. Corneliuson (2,3,4) Wisconsin, United States	March 8, 2007	Director	360,000	0.26%

Dr. David Dreisinger, Ph. D. British Columbia, Canada	October 3, 2003	Director	426,300	0.31%

W. Ian L. Forrest (2, 3, 4) Vaud, Switzerland	October 3, 2003	Director	1,403,000	1.02%

George Molyviatis (2, 3, 4) Athens, Greece	March 17, 2003	Director	8,184,920	5.94%

William Murray, P. Eng. British Columbia, Canada	March 17, 2003	Director, Executive Chairman	1,797,276	1.30%

Stephen Rowland Connecticut, United States	October 30, 2008	Director	Nil	0.00%

Joseph M. Scipioni (5) Minnesota, United States	February 19, 2008	Director, President & Chief Executive Officer	Nil	0.00%

Frank L. Sims (3, 4, 5) Minnesota, United States	February 19, 2008	Director	Nil	0.00%

James Swearingen (5) Minnesota, United States	December 17, 2004	Director	Nil	0.00%

Notes:

(1)

The information as to the number of Common Shares owned, controlled or directed, directly or indirectly, has been based upon information provided by each of the proposed nominees for director and reports filed on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

(2)	Member of our Compensation Committee.
(3)	Member of our Audit Committee.
(4)	Member of our Nominating and Corporate Governance Committee.
(5)	Member of our Safety, Health and Environmental Committee.

The following is a brief profile of each of the nominees for election to our board of directors:

William D. Corneliuson Mr. Corneliuson has served as a member of our board of directors since March 8, 2007. He also serves on our audit, nominating and corporate governance, and compensation committees. In April 1993, Mr. Corneliuson founded B.C. Holdings and to date remains as the President and Chief Investment Officer. Mr. Corneliuson has over 30 years of investment experience in a range of asset management positions including managing large institutional portfolios, mutual funds and a private investment fund. Prior to founding B.C. Holdings, Mr. Corneliuson co-founded Strong Capital Management in 1976, which became Strong/Corneliuson Capital Management, where he served as the firm's President and raised and managed several billion dollars of institutional assets and a variety of mutual funds that achieved superior ratings. Mr. Corneliuson received a B.A. in Political Science and subsequently an MBA from Michigan State University. He served in the U.S. Marine Corps where he achieved the rank of Captain. Mr. Corneliuson also serves as Chairman of the board of Medwave Inc., a medical device development company. Mr. Corneliuson currently resides in the United States.

Dr. David Dreisinger Dr. Dreisinger has served as a member of our board of directors since October 3, 2003. Dr. Dreisinger also served on our audit committee prior to June 2006. Since 1988, Dr. Dreisinger has been a member of the faculty at the University of British Columbia in the Department of Metal and Material Engineering. He has published over 100 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 11 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, leach-electrolysis treatment of copper recovery from sulfide ores, and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. Dr. Dreisinger also serves as a director of International Nickel Ventures, Inc. and as Vice President – Metallurgy/Process of Baja Mining Corp. Dr. Dreisinger currently resides in Canada.

W. Ian L. Forrest Mr. Forrest has served as a member of our board of directors since October 3, 2003 and served as Chairman of our board until February 5, 2008. He also serves on our audit, nominating and corporate governance, and compensation committees. Mr. Forrest is a member of the Institute of Chartered Accountants of Scotland and continues to practice as a public accountant in Geneva, Switzerland. Mr. Forrest has more than 30 years of experience with public companies in the resource sector. His experience encompasses the areas of promotion, financing, exploration, production and company management. He has also participated in several notable projects including Gulfstream's North Dome gas discovery, Qatar, Reunion Mining's Scorpion zinc project in Namibia, which was subsequently developed by Anglo American, and Ocean Diamond Mining which pioneered the independent diamond dredging industry off the west coast of southern Africa. He also serves as a director of Mengold Resources Inc. Having played an important role in the revival of PolyMet Mining Corporation in 2003, he was appointed Chairman in May 2004. Mr. Forrest currently resides in Switzerland.

George Molyviatis Mr. Molyviatis has served as a member of our board of directors since March 17, 2003. He also serves on our audit, nominating and corporate governance, and compensation committees. Mr. Molyviatis has approximately 20 years experience as an investment banker and businessman. He started his career with BNP Paribas in Geneva in 1986 where he held increasingly senior positions, ultimately becoming a Senior Vice-President. In 1994 he joined the Credit Suisse Group as a Senior Vice-President and left in 1996 to join Pegasus Securities, S.A., a Greek investment bank that he ran until 1999, when it was sold. Since then Mr. Molyviatis has been a private investor in several natural resource companies and owns several large forestry and timber processing facilities in Georgia and Russia. Mr. Molyviatis currently resides in Greece.

William Murray Mr. Murray has served as our Executive Chairman since February 5, 2008 and has served as a member of our board of directors since March 17, 2003. He previously served as our President and Chief Executive Officer from March 17, 2003 until February 5, 2008. Mr. Murray is an engineer in the mining industry with more than 35 years of experience in construction management and project evaluation in North America and Africa. From April 1993 to 2003, Mr. Murray provided consulting services to the mining industry as a principal of Optimum Project Services Ltd. Prior to that, Mr. Murray was employed by Fluor Daniel, a large U.S. Engineering & Construction contractor, as the Director of New Business from October 1989 to April 1993. From September 1981 to May 1986, Mr. Murray was a Director of Project Services at Denison Mines where he was part of the core team that built the $1.2 billion Quintette Coal project. From September 1970 to August 1981, Mr. Murray held a number of positions at Anglo American Corp in South Africa, principally in the Gold Division. Mr. Murray is also a director of South American Silver Corp. and Aura Minerals, Inc. Mr. Murray currently resides in Canada.

Stephen Rowland Mr. Rowland has served as a member of our board of directors since October 30, 2008. Since 1988, he has been an executive with Glencore AG, a privately held diversified natural resources company. Mr. Rowland has held various positions with responsibility for international trading in metals and minerals in London, Switzerland, and the USA. Prior to joining Glencore, Mr. Rowland started his career in 1985 with Cargill, Inc. in Minneapolis, Minnesota. Mr. Rowland currently resides in the United States.

Joseph M. Scipioni Mr. Scipioni has served as our President and Chief Executive Officer since February 5, 2008 and as a member of our board of directors since February 19, 2008. He also serves on our safety, health and environmental committee. Mr. Scipioni served as our Chief Operating Officer from March 2007 to February 2008 and as General Manager of our Minnesota operations from July 2006 to February 2008. Prior to June 2006, Mr. Scipioni's career spanned more than 30 years with United States Steel Corporation where he worked in a number of progressively senior positions in operations. His last position was Plant Manager at the Keewatin Taconite plant in Minnesota. Mr. Scipioni is an active advisor to the University of Minnesota Natural Resources Research Institute based in Duluth, Minnesota and is an officer of the Minnesota Section of the Society of Mining, Metallurgy and Exploration (SME). Mr. Scipioni currently resides in the United States.

Frank L. Sims Mr. Sims has served as a member of our board of directors since February 19, 2008. He also serves on our audit, nominating and corporate governance and safety, health and environmental committees. Mr. Sims is a recognized business leader whose career has been focused in Minnesota and the upper Midwest. Mr. Sims held a series of progressively senior positions with Cargill, Incorporated between 1972 and his retirement in December 2007. Most recently he served as Corporate Vice President for Cargill. Cargill is an international provider of food, agricultural and risk management products and services. He currently serves on the board of Piper Jaffray Companies. Mr. Sims has previously served on the board of Tennant Company, as Vice-Chair of the U.S. Marine Transportation System National Advisory Council, was a Chairman of the board of the North American Export Grain Association, and as Chairman of the Federal Reserve Bank of Minneapolis. Mr. Sims currently resides in the United States.

James Swearingen Mr. Swearingen has served as a member of our board of directors since December 17, 2004. He also serves on our safety, health and environmental committee. From September 1994 to April 2003, Mr. Swearingen was General Manager of US Steel Corporation’s Minnesota Ore Operations located at the Minntac mine and plant, the largest mining operation in North America. He held a series of progressively senior positions with US Steel Corporation between 1964 and his retirement in 2003. He has served as co-chair of the Governor's Committee on Minnesota's Mining Future. Mr. Swearingen is also active with other groups that bring new technology to northeastern Minnesota to develop non-ferrous mines and new, value added, projects in steel making. He is also an active advisor to the University of Minnesota's Natural Resources Research Institute based in Duluth, Minnesota and was recently elected to the City Counsel of Biwabik, Minnesota. Mr. Swearingen currently resides in the United States.

          To the knowledge of our management, none of the proposed directors is, at the date hereof, or has been, within the 10 years prior to the date hereof, a director or executive officer of any other company that, while that person was acting in that capacity: (i) was the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted to any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets, except that W. Ian L. Forrest was a director of AB Airlines plc from June 30 to July 30, 1999 and, on August 2, 1999, AG Airlines plc was placed in administrative receivership.

          To the knowledge of our management, none of the proposed directors (i) is, at the date hereof, or has been, during the 10 years prior to the date hereof, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold assets of the proposed director; or (ii) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the proposed director.

Appointment of Auditors

          The firm of PricewaterhouseCoopers LLP has served as our auditor since April 18, 2006. Upon the recommendation of our audit committee, our management proposes that PricewaterhouseCoopers LLP be appointed as our auditor to hold office until the close of our next annual meeting of shareholders and that our board of directors be authorized to fix the remuneration to be paid to our auditor. We have been advised that a representative of PricewaterhouseCoopers LLP will attend the Meeting and will have the opportunity to make a statement and respond to questions relating to their duties as auditor.

          A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the proposed appointment of PricewaterhouseCoopers LLP.

          The persons named in our management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” the appointment of PricewaterhouseCoopers LLP as our auditor to hold office until the close of our next annual meeting of shareholders and that our board of directors be authorized to fix the remuneration to be paid to our auditor. If the resolution is not adopted, the Business

Corporations Act (British Columbia) provides that our current auditor, PricewaterhouseCoopers LLP, will continue to act for us until such time as our shareholders approve an alternative auditor.

Our Board of Directors recommends a vote “FOR” appointing PricewaterhouseCoopers LLP.

Approval of Extension of Expiry Date by Two Years of All Stock Options Outstanding as at June 24, 2009

          At our Annual and Special Meeting of PolyMet held on June 27, 2007, our shareholders approved the PolyMet 2007 Omnibus Share Compensation Plan (the “Share Compensation Plan”). A copy of the Share Compensation Plan may be obtained on the internet at the site for PolyMet Mining Corp. at www.sedar.com as Appendix B of the June 4, 2007 Management Information Circular filing. For a more detailed description of the Share Compensation Plan, see heading Statement of Executive Compensation – Omnibus Plan in this Information Circular.

          PolyMet is asking our shareholders to approve a resolution authorizing the extension of the expiry date by two years of all stock options outstanding as at June 24, 2009 (the “Option Extension Resolution”). Our board has approved a resolution that the term of all outstanding options expiring after the Meeting, subject to approval by the majority of disinterested shareholders and approval by the Toronto Stock Exchange, be extended by two years. The basis for the approval by our board of directors was:

1.

All outstanding options were issued for a term of five years. Many of these options were issued when the company was listed on the TSX Venture Exchange which limits options to a five year term. PolyMet is now listed on the Toronto Stock Exchange. Options granted by companies listed on the Toronto Stock Exchange may have unlimited expiry dates. The proposed extension brings the terms of outstanding stock options more into line with PolyMet’s peers.

2.

Current market conditions have caused outstanding stock options to be less of an incentive to holders than originally intended. Stock options may be a key compensation element for certain employees and the extension of such options may be characterized as an investment in the long-term health of PolyMet to retain talented employees. This extension is intended to address this issue.

          The exercise price of the options remains the same. PolyMet is not aware of any other amendment or proposed amendment of any options already granted to Insiders.

          In accordance with the policies of the Toronto Stock Exchange, PolyMet must obtain “disinterested shareholder approval” for such extension if it involves stock options held by Insiders.

          The term “Insider” is defined in the Securities Act (Ontario) and generally includes (i) directors and senior officers of PolyMet, (ii) directors or senior officers of a company that is an Insider or subsidiary of PolyMet, and (iii) holders of greater than 10% of the voting securities of PolyMet. All of PolyMet’s directors and senior officers are Insiders, and as such, they and their associates may not vote on the Option Extension Resolution.

          The Option Extension Resolution proposes the extension of all stock options outstanding as at June 24, 2009, including the following options held by Insiders of PolyMet:

Name of Optionee	Number of Options Held	Current Exercise Price	Current Expiry Date	New Expiry Date
William Murray	100,000	C$0.66	July 5, 2009	July 5, 2011
	300,000	C$1.36	September 19, 2010	September 19, 2012
	450,000	C$2.76	March 20, 2011	March 20, 2013
	200,000	US$0.82	February 17, 2014	February 17, 2016
Ian L. Forrest	350,000	C$0.66	July 5, 2009	July 5, 2011
	150,000	C$1.36	September 19, 2010	September 19, 2012
	250,000	C$2.76	March 20, 2011	March 20, 2013
	150,000	US$0.82	February 17, 2014	February 17, 2016
George Molyviatis	150,000	C$1.36	September 19, 2010	September 19, 2012
	250,000	C$2.76	March 20, 2011	March 20, 2013
	150,000	US$0.82	February 17, 2014	February 17, 2016
David Dreisinger	300,000	C$0.66	July 5, 2009	July 5, 2011
	150,000	C$1.36	September 19, 2010	September 19, 2012
	250,000	C$2.76	March 20, 2011	March 20, 2013
	150,000	US$0.82	February 17, 2014	February 17, 2016
James Swearingen	150,000	C$1.36	September 19, 2010	September 19, 2012
	250,000	C$2.76	March 20, 2011	March 20, 2013
	150,000	US$0.82	February 17, 2014	February 17, 2016
William Corneliuson	400,000	US$2.88	March 8, 2012	March 8, 2014
	200,000	US$0.82	February 17, 2014	February 17, 2016
Frank Sims	400,000	US$2.72	February 15, 2013	February 15, 2015
	200,000	US$0.82	February 17, 2014	February 17, 2016
Joseph Scipioni	200,000	C$2.97	June 19, 2011	June 19, 2013
	300,000	C$3.30	January 5, 2012	January 5, 2014
	250,000	US$2.92	March 12, 2012	March 12, 2014

Name of Optionee	Number of Options Held	Current Exercise Price	Current Expiry Date	New Expiry Date
Joseph Scipioni continued…	100,000	US$2.72	February 15, 2013	February 15, 2015
	200,000	US$0.82	February 17, 2014	February 17, 2016
Stephen Rowland	Nil	Nil	Nil	Nil
Douglas Newby	40,000	C$0.94	June 15, 2010	June 15, 2012
	210,000	C$1.36	September 19, 2010	September 19, 2012
	100,000	C$1.15	December 5, 2010	December 5, 2012
	500,000	C$2.76	March 20, 2011	March 20, 2013
Niall Moore	275,000	C$3.82	September 1, 2011	September 1, 2013
	175,000	C$3.30	January 5, 2012	January 5, 2014
	75,000	US$0.82	January 30, 2014	January 30, 2016
Phillip Brodie-Hall	750,000	US$2.99	February 13, 2012	February 13, 2014
	200,000	US$0.82	January 30, 2014	January 30, 2016
Gaston Reymenants	150,000	C$1.36	September 19, 2010	September 19, 2012
LaTisha Gietzen	160,000	US$3.00	September 4, 2012	September 4, 2014
	100,000	US$2.87	January 31, 2013	January 31, 2015
	100,000	US$0.82	January 30, 2014	January 30, 2016

          PolyMet estimates that the Insiders and their associates beneficially own 13,312,176 common shares. At the Meeting, these shares will not be counted for the purpose of approving the Option Extension Resolution.

          The text of the proposed Option Extension Resolution is as follows:

“BE IT RESOLVED THAT:

1.

Subject to the approval of the Toronto Stock Exchange, the extension of the expiry date by two years of all stock options issued and outstanding under the PolyMet Share Compensation Plan at June 24, 2009 be approved; and

2.

Any director or officer of PolyMet be and is hereby authorized, for and on behalf of PolyMet, to execute and deliver all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

          To be effective, the Option Extension Resolution must be approved by a majority of the votes cast on the Option Extension Resolution at the Meeting, in person or by proxy, other than votes cast by directors and officers of PolyMet and their respective affiliates and holders of 10% or more of our issued and outstanding Common Shares.

Our Board of Directors has determined that the proposed extension of the expiry date by two years of all stock options outstanding as at June 24, 2009 is in the best interests of PolyMet and unanimously recommends a vote “FOR” the Option Extension Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

          All references in this Management Proxy Circular to “$” or to “C$” are to Canadian dollars. Any references to “US$” are to U.S. dollars.

          In this Management Proxy Circular, a “Named Executive Officer” (“NEO”) means: (i) PolyMet’s Chief Executive Officer; (ii) PolyMet’s Chief Financial Officer; (iii) PolyMet’s three other most highly compensated executive officers at the end of January 2009; and (iv) each individual who would be an NEO by virtue of (iii) but for the fact that the individual was neither an executive officer of PolyMet, nor serving in a similar capacity as at January 31, 2009. For the financial year ended January 31, 2009, PolyMet had three NEO’s, namely Messrs. William Murray, Joseph Scipioni and Douglas Newby.

Compensation Committee

          The Compensation Committee is responsible for making recommendations to the board of directors regarding the compensation to be paid to each of the executive officers of PolyMet. In addition, the Compensation Committee makes recommendations regarding compensation programs and policies and the granting of options and other stock-based awards under the Omnibus Plan.

Composition of the Compensation Committee

          During the year ended January 31, 2009, the following individuals served as members of our Compensation Committee: Ian Forrest, George Molyviatis and William Corneliuson, each of whom were directors of PolyMet during the time they served. None of the members of the Compensation Committee are officers or employees or were former officers or employees of PolyMet or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to PolyMet or any interest in material transactions involving PolyMet. In addition, none of our executive officers have served on the compensation committee (or in the absence of such committee the entire board of directors) of another issuer whose executive officer is a member of the Compensation Committee or board of directors. The Compensation Committee met 3 times during the year, including one in camera session. All meetings of the Compensation Committee are documented in the form of meeting minutes.

Objectives of Executive Compensation

          PolyMet is a mine development company. We are committed to strengthening our position in our industry. Due to the competitive nature of our industry, executive talent have significant career mobility and, as a result, the competition for experienced executives is great. The existence of this competition along with the need for talented and experienced executive officers to realize our business objectives underlies the design and implementation of all our compensation programs.

          The Compensation Committee endeavours to ensure that PolyMet’s compensation policies:

  attract and retain highly qualified executives;

  motivate performance and recognize and reward contribution to the success of PolyMet as measured by the accomplishment of specific performance objectives;

  ensure that a significant proportion of compensation is at risk and directly linked to the success of PolyMet;

  align the interests of its management team with those of its shareholders; and

  provide for health care coverage, disability and life insurance benefits.

          PolyMet’s compensation program reflects the fact that at the time of PolyMet’s re-activation in 2003, PolyMet did not have the financial resources to pay cash compensation levels required to obtain the services of qualified and experienced personnel required to bring the NorthMet Project to feasibility and, subsequently, production. Accordingly, to obtain the services of qualified and experienced personnel for relatively low levels of cash compensation, it was necessary for PolyMet to create a long-term compensation plan. This plan involved the issuance of shares of PolyMet upon the achievement of specific milestones in PolyMet’s business plan for the development of the NorthMet property, combined with the stock option plan. PolyMet has been able to engage personnel with exceptional competence and experience who were prepared to be rewarded against achievements in the form of bonus shares and/or stock options. As PolyMet grows, the NorthMet project approaches permitting and production and more personnel are hired, long term incentive rewards in the form of stock options are being provided under the Omnibus Plan, some of which have specific vesting conditions. Executives who have benefited from previous long term incentive programs have smaller relative positions in these stock options. We are acutely aware that our shareholders, employees and other stakeholders have experienced significant financial losses as a result of the global economic slowdown, and that PolyMet’s share price performance has been affected by the sudden deterioration of commodity prices and the closing of the credit markets. We are also cognizant that PolyMet’s position is not unusual in the industry.

Structure of Executive Compensation

          PolyMet’s compensation program for executive officers is designed to reward commitment and achievement with respect to overall financial and operating performance of PolyMet, the Compensation Committee and the board of directors’ overall assessment of each executive officer’s individual performance, and his or her contribution towards meeting corporate objectives, levels of responsibility and length of service. In regards to a significant proportion of compensation being at risk and linked to PolyMet’s success, we have structured our long term incentives to ensure that compensation is closely aligned with shareholder interests.

          The Executive Chairman and the Chief Executive Officer play a major role in determining, with the Compensation Committee, levels and types of compensation for all positions, other than the Executive Chairman and Chief Executive Officer.

Executive Chairman and Chief Executive Officer’s Compensation

          The Executive Chairman and the Chief Executive Officer’s compensation are determined by the board of directors based on recommendations of the Compensation Committee. The compensation of the Executive Chairman and the Chief Executive Officer is determined in accordance with the considerations described for the compensation of PolyMet’s executive officers and includes the same elements of compensation.

Elements of Executive Compensation

          PolyMet’s compensation package for its executive officers consists of base salary, bonuses, stock compensation awards, stock options and other stock-based awards granted pursuant to the Omnibus Plan and Share Bonus Plan. PolyMet also provides customary employment benefits to certain executive officers.

Base Salary

          Base salary levels reflect the fixed component of pay that compensates the NEO’s for fulfilling their roles and responsibilities and assists in the attraction and retention of highly qualified executives. As a result of business conditions in late 2008, PolyMet decided that the only increase to the base salaries for the NEO’s would be to Mr. Scipioni to reflect his promotion to President and Chief Executive Officer during the year. The base salary changes for NEO’s that were decided last year in January 2009 are set out below:

Named Executive Officer	Title	Base Salary Increase	Base Salary at February 1, 2009	Percent Increase
William Murray	Executive Chairman	$nil	C$300,000	nil
Joseph Scipioni	President and Chief Executive Officer	US$50,000	US$250,000	25%
Douglas Newby	Chief Financial Officer	$nil	US$200,000	nil

Cash Bonuses

          In addition to base salaries, bonuses will be considered by the Compensation Committee for individual meritorious achievement. These bonuses are based on the achievement of PolyMet and individual performance. During the fiscal year ended January 31, 2009, no cash bonuses were issued to the NEO’s.

Share Bonuses

          In the past, bonuses in shares (the “Share Bonus Plan”) have been related to specific milestones and two elements of these remain to be achieved, namely signature of a product off-take agreement for nickel hydroxide concentrate and commercial production.

          The number of shares to be issued under the Share Bonus Plan to each of the NEO’s who are Share Bonus Plan participants is as follows:

	Number of Shares to be Issued
Named Executive Officer	Upon Achievement of Milestone 2	Upon Achievement of Milestone 4
William Murray	300,000	800,000
Joseph Scipioni	50,000	240,000
Douglas Newby	100,000	Nil

          The inferred cost of the bonus shares is charged to the NorthMet Project or administration costs, as appropriate, as and when the shares are issued at the value ascribed to them based on the market price when shareholders first approved the awards. Stock options are charged at fair value, using the Black Scholes model, as and when they vest. For more information, see heading “Share Bonus Plan”.

Other Share Compensation

          PolyMet’s executive compensation plan, the Omnibus Plan, was approved by our shareholders at the 2007 Annual and Special Meeting held on June 27, 2007 and is administered by the Compensation Committee. For more information, see heading “Omnibus Plan”.

Benefits and Perquisites

          The primary purpose of providing benefits and limited perquisites to our NEO’s is to attract and retain the talent to manage PolyMet. We do not believe that benefits and perquisites should represent a significant portion of our compensation package to our NEO’s, and for the most recently completed fiscal year benefits and perquisites represented approximately 7% of total compensation.

          Benefits are provided at PolyMet’s expense and include: medical, extended health and dental benefits. In addition to benefits that are made available to all employees of PolyMet, our NEO’s are provided the following benefits:

  Life insurance of C$100,000 for Mr. Murray, and

  An allowance of up to C$5,000 for an annual medical examination for Mr. Murray.

These benefits are made available to our NEO’s as part of their total compensation package.

Common Share Performance Graph

          Our Common Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “POM”. Assuming an initial investment of $100, the following graph illustrates the comparison between the cumulative total shareholder return on our Common Shares (based upon the trading prices on the TSX) relative to the cumulative total return on the S&P/TSX Composite Index (formerly TSX 300 Composite Index) for the period of February 1, 2004 to January 31, 2009.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS

(in C$)	2004	2005	2006	2007	2008	2009

PolyMet Mining Corp	100.00	174.60	761.90	1,136.51	888.89	295.24

S&P/TSX Composite Index	100.00	108.39	143.27	160.22	165.76	113.10

S&P/TSX Composite Index - Metals & Mining	100.00	107.28	160.02	200.14	247.32	184.75

          Over the period 2004 to 2009, the trend shown by the performance graph above represents strong growth in shareholder returns, followed by a sharp decrease. The market price of the Common Shares has dropped by more than 66% during the course of the financial year ended January 31, 2009, this was a factor in the Compensation Committee’s decision to not award any cash bonuses to the NEO’s for the year ended January 31, 2009.

Summary Compensation Table

     The following table provides a summary of compensation earned during the financial year ended January 31, 2009 by our NEO’s:

Name			Share-	Option-
and			based	based	Non-equity incentive		Pension	All other	Total
principal		Salary	awards	awards	plan compensation		value	compensation	compensation
position	Year	(US$)	(US$)	(US$)	(US$)		(US$)	(US$)	(US$)

				(1)				(2)

						Long-
					Annual	term
					incentive	incentive
					plans	plans

William Murray Executive Chairman	2009	278,877	nil	nil	nil	nil	nil	5,975	284,852

Joseph Scipioni President, CEO & COO	2009	204,205	nil	99,206	nil	nil	14,952	18,193	336,556

Douglas Newby CFO	2009	200,000	nil	nil	nil	nil	8,002	11,461	219,463

Notes:

(1)

Relates to the fair value of options, as determined using the Black-Scholes model, issued to Mr. Scipioni when he joined PolyMet’s Board of Directors in February 2008. The key assumptions in the Black-Scholes fair value calculation were a risk-free interest rate of 3.12%, an expected dividend yield of nil, expected stock price volatility of 63.52% and an expected option life of 2.33 years.

(2)	For Mr. Murray, these are life insurance and health premiums and the cost of an annual physical examination. For Mr. Scipioni and Mr. Newby, these are medical, dental, life and disability insurance.

Option/SAR Repricing

          During the financial year ended January 31, 2009, we did not reprice downward any options or freestanding SARs held by our NEO’s.

Incentive Plan Awards

          PolyMet employs two forms of incentive plans to award its employees for individual and company performance, namely the Omnibus Plan and Share Bonus Plan, both of which are described in detail below.

          Our long term equity incentive awards are intended to focus management’s attention on long term growth in shareholder value and stock price appreciation. Long term equity incentive awards are also key components or our ability to attract and retain key executive officers.

Omnibus Plan

          PolyMet’s executive compensation plan, the Omnibus Plan, was approved by our shareholders at the 2007 Annual and Special Meeting held on June 27, 2007 and is administered by the Compensation Committee. The maximum number of Common Shares issuable under the Omnibus Plan will not exceed the greater of (i) 10% of all issued and outstanding Common Shares from time to time; and (ii) 18,592,888 Common Shares of which 4,940,000 Common Shares are reserved for issuance under PolyMet’s existing Share Bonus Plan and the balance, representing

10% of PolyMet’s outstanding Common Shares, are reserved for issuance under all other stock based compensation arrangements.

          Although our Omnibus Plan provides the flexibility to issue many types of long term incentive awards, the Compensation Committee granted only stock options as of January 31, 2009. Stock options are rights to purchase a specified number of shares of PolyMet at a pre-determined exercise price. Because the exercise price of a stock option is fixed, a stock option becomes more valuable as the price of our shares increase. Thus, stock option grants focus management’s attention on long term growth in shareholder value and share price appreciation. Stock options also are a valuable retention tool because our stock option grants typically become exercisable (or vest) over a period of time and, with limited exceptions, unvested stock options are forfeited if the recipient’s employment with PolyMet terminates. Stock options granted to NEO’s in the last fiscal year vest on the NorthMet Project commencing commercial production.

          Our Compensation Committee is responsible, in accordance with the terms of our Omnibus Plan and applicable laws and regulations, for the grant and amendment of options granted to our NEO’s (excluding the grant of options to our Chief Executive Officer, which our Board approves). Previous grants of options are not taken into account when considering new grants.

General Provisions of the Omnibus Plan

          The following is a summary of important provisions of the Omnibus Plan.

          Purpose. The purpose of the Omnibus Plan is to promote PolyMet’s interests and long-term success by providing directors, officers, employees and consultants with greater incentive to further develop and promote PolyMet’s business and financial success, to further the identity of interest of persons to whom Awards (as defined in the Omnibus Plan) may be granted with those of the Shareholders generally through a proprietary ownership interest in PolyMet, and to assist PolyMet in attracting, retaining and motivating its directors, officers, employees and consultants.

          Eligible Participants. Under the Omnibus Plan, the board can, at any time, appoint a committee (the “Compensation Committee”) to oversee the administration of the Omnibus Plan. The Compensation Committee can, from time to time, recommend Awards to any director, officer, employee or any individual, company or other person engaged to provide ongoing valuable services to PolyMet (a “Consultant”), or to a person otherwise approved by the Compensation Committee (any such person or company is called an “Eligible Person”).

          Number of Securities Issued or Issuable. The maximum number of Common Shares issuable under the Omnibus Plan will not exceed the greater of (i) 10% of all issued and outstanding Common Shares from time to time; and (ii) 18,592,888 Common Shares of which 4,940,000 Common Shares are reserved for issuance under PolyMet’s existing Share Bonus Plan and the balance, representing 10% of PolyMet’s outstanding Common Shares, are reserved for issuance under all other stock based compensation arrangements.

          For purposes of the above, if an Award entitles the holder to receive or purchase Common Shares, the number of Common Shares covered by such Award or to which such Award relates will be counted on the date of grant of such Award against the aggregate number of Common Shares available for granting Awards under the Omnibus Plan. Every Common Share subject to an Award that is an option or a stock appreciation right will be counted against the limit as one (1) Common Share.

          Any Common Shares that are used by a Participant (as defined below) as full or partial payment to PolyMet of the purchase price relating to an Award will again be available for granting Awards under the Omnibus Plan. If an outstanding Award for any reason expires or is terminated or cancelled without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by PolyMet for an amount not greater than the Participant’s purchase price, the Common Shares will again be available for issuance under the Omnibus Plan. Common Shares will not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

          Maximum Grant to Insiders or any one Participant. The aggregate number of Common Shares issuable to all persons to whom Awards have been granted under the Omnibus Plan (a “Participant”) that are insiders, pursuant to the Omnibus Plan or issuable in any one year period to persons that are insiders, when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 10% of the total number of outstanding Common Shares (on a non-diluted basis) excluding Common Shares that may be issued under PolyMet’s existing Bonus Plan. The maximum number of Common Shares issuable to any one Participant pursuant to this Plan within any one year period shall not, in aggregate, exceed 5% of the total number of outstanding Common Shares

          Maximum Grant to Independent Directors. The aggregate number of Common Shares issuable to any one Participant that is an independent director of PolyMet, pursuant to the Omnibus Plan or when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 1% of the total number of outstanding Common Shares (on a non-diluted basis), excluding Common Shares reserved for issuance to such Participant at a time when such Participant was not an independent director of PolyMet and excluding Common Shares that may be issued under PolyMet’s existing Bonus Plan.

          Maximum Grant to Any One Participant. Subject to the restrictions set forth under “Maximum Grant to Insiders” and “Maximum Grant to Independent Directors” the aggregate number of Common Shares issuable to any one Participant, pursuant to the Omnibus Plan in any fiscal year of PolyMet or when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 1.5 million Common Shares, subject to adjustment as provided in the Omnibus Plan.

          Notwithstanding any other granting provision, the aggregate number of Common Shares issuable under the Omnibus Plan for U.S. Qualified Incentive Stock Options is equal to the maximum number of Common Shares subject to the Omnibus Plan, and for greater certainty cannot exceed 25 million Common Shares, subject to adjustment provisions in the Omnibus Plan and subject to the provisions of section 422 and 424 of the U.S. Internal Revenue Code.

          Exercise Price of Options. The exercise price per Common Share for options is fixed by the Compensation Committee but under no circumstances can the exercise price at the time of grant be lower than, at the election of the Compensation Committee, either (i) the volume weighted average Canadian dollar trading price of the Common Shares on the Toronto Stock Exchange for the five trading days prior to that relevant date, calculated by dividing the total value by the total volume of Common Shares traded; or (ii) the volume weighted average United States dollar trading price of the Common Shares on the NYSE Amex Stock Exchange for the five trading days prior to that relevant date, calculated by dividing the total value by the total volume of Common Shares traded; or (iii) the volume weighted closing price per Common Share on any other exchange or trading facilities through which the Common Shares trade or are quoted from time to time for the five trading days prior to that relevant date, calculated by dividing the total value of the total volume of Common Shares traded (the “Market Price”).

          In addition, if any Participant who is a citizen or resident of the U.S. to whom an “incentive stock option” for the purposes of section 422 of the U.S. Internal Revenue Code (a “U.S. Qualified Incentive Stock Option”) is to be granted under the Omnibus Plan, and at the time of the grant the Participant is an owner of shares possessing more than 10% of the total combined voting power of all classes of the Common Shares, then special provisions will be applicable to the U.S. Qualified Incentive Stock Option granted to such individual. These special provisions applicable only to U.S. Qualified Incentive Stock Options will be: (a) the exercise price (per Common Share) cannot be less than 110% of the fair market value of one Common Share at the time of grant; and (b) the option exercise period cannot exceed five years from the date of grant.

          Vesting of Options. Vesting is at the discretion of the Compensation Committee. However, if a Participant’s employment is terminated by PolyMet without cause, or a Participant’s contract as a consultant is terminated by PolyMet before its normal termination date without cause, or a change of control of PolyMet occurs then all unvested Options will vest on the date of termination or change of control, as the case may be.

          Term of Options. The term of options granted will be determined by the Compensation Committee and specified in the option agreement pursuant to which such option is granted, provided that the date cannot be later than the earlier of (i) the date which is the 7th anniversary of the date on which such option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which PolyMet is subject. In addition, the term of the options will be extended if the expiry date occurs during or within nine business days following the end of a blackout period (the interval of time during which PolyMet determines that one or more Participants cannot trade any securities because they may be in possession of undisclosed material information). In such circumstances, the options will be extended to the date which is ten business days following the end of the blackout period. Notwithstanding the foregoing, a U.S. Qualified Incentive Stock Option will terminate and no longer be exercisable no later than five years after the date on which the U.S. Qualified Incentive Stock Option was granted. No U.S. Qualified Incentive Stock Option can be granted more than ten years after the earlier of (a) the date on which the Omnibus Plan was adopted by the Board; or (b) the date on which the Omnibus Plan was approved by PolyMet’s Shareholders.

          Exercise of Options. Options may be exercised by a Participant: (i) upon payment of the exercise price; (ii) by arrangements made between PolyMet and a broker chosen by the Participant by which the broker pays PolyMet the exercise price of the Options that are exercised upon the sale of the Common Shares issued upon the exercise of the Options; or (iii) with the approval of the Compensation Committee, at the election of the Participant, by payment by PolyMet to the Participant of an amount equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option or by the issue of Common Shares to the Participant having a Market Price equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option.

          Stock Appreciation Rights. The Compensation Committee is authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms and conditions of the Omnibus Plan. For Stock Appreciation Rights granted under the Plan, the Participant, upon exercise of the Stock Appreciation Right, has the right to receive, as determined by the Compensation Committee, cash or a number of Common Shares equal to the excess of: (a) the Market Price of one Common Share on the date of exercise (or, if the Compensation Committee so determines at any time during a specified period before or after the date of exercise), and; (b) the grant price of the Stock Appreciation Right as determined by the Compensation Committee, which grant price cannot be less than 100% of the Market Price of one Common Share on the date of grant of the Stock Appreciation Right.

          The term of the Stock Appreciation Right granted will be determined by the Compensation Committee and specified in the Award agreement pursuant to which such Stock Appreciation Right is granted, provided that the date cannot be later than the earlier of (i) the date which is the 7th anniversary of the date on which such Stock Appreciation Right is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which PolyMet is subject.

          Restricted Stock. The Compensation Committee is authorized to grant Restricted Stock to Eligible Persons under the Omnibus Plan. The Common Shares of restricted stock will be subject to such restrictions as the Compensation Committee may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such instalments or otherwise as the Compensation Committee determines.

          Restricted Stock Unit. The Compensation Committee is authorized to grant Restricted Stock Units to Eligible Persons under the Omnibus Plan. A Restricted Stock Unit Award will be subject to a Restricted Stock Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Omnibus Plan, as the Compensation Committee determines.

          Performance Awards. The Compensation Committee is authorized to grant Performance Awards to Eligible Persons under the Omnibus Plan. A Performance Award granted under the Plan (i) may be denominated or payable in cash, Common Shares (including, without limitation, Restricted Stock and Restricted Stock Units), other securities, other Awards or other property, and (ii) will confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Compensation Committee establishes. Subject to the terms of the Omnibus Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of the Performance Award will be determined by the Compensation Committee.

          Existing Bonus Share Incentive Plan. PolyMet has established a bonus share incentive plan (the “Bonus Plan”) for its directors and key employees and consultants (the “Key Employees”). The directors and Key Employees are collectively referred to as the “Individuals”. The Bonus Plan provides for share bonuses to be issued to the Individuals upon PolyMet reaching certain identifiable milestones in its business plan, and is intended to reward the Individuals for their unique expertise and experience in achieving these milestones. The board of directors is of the view that, from a corporate governance perspective, it is more appropriate to provide a reward mechanism of this nature than to provide incentive to insiders exclusively in the form of incentive stock options, since PolyMet’s share price can vary in accordance with a range of external factors not related to the performance of management and key employees.

         The Bonus Plan was initially adopted by the Board of Directors on November 5, 2003, at which time the market price of PolyMet’s shares was $0.19 per share. The Bonus Plan was approved by 98.42% of the disinterested shareholders at PolyMet’s Annual General Meeting held on May 28, 2004.

          On November 4, 2004, PolyMet adopted, and the shareholders approved, a revised Bonus Plan limiting the aggregate number of shares that may be issued under the Bonus Plan and PolyMet’s Incentive Stock Option plan to not more than 20% of PolyMet’s issued shares from time to time. As a result, at that time, the number of shares issuable under the Bonus Plan was limited to Milestones l and 2, for an aggregate number of shares issuable of 2,890,000. To date, Milestone I has been reached and the 1,590,000 shares available under Milestone 1 of the Bonus Plan have been issued. Milestone 2 – the execution and delivery of a long term contract for the delivery of nickel concentrate from the NorthMet Property, has not been achieved, and 1,300,000 Common Shares remain reserved for issuance upon the achievement of Milestone 2.

          At PolyMet’s Annual General Meeting held on June 21, 2006. 98.82% of the disinterested shareholders approved the issue of a total of 2,350,000 Common Shares to the Individuals upon the attainment of Milestone 3:- completion of a bankable feasibility study which indicates that production from the NorthMet Property is commercially feasible. This milestone was met on October 24, 2006 and the Common Shares issuable upon the achievement of Milestone 3 have been issued.

          At PolyMet’s Annual General Meeting held on June 17, 2008, 84.13% of our disinterested shareholders approved the issuance of 3,640,000 shares of PolyMet under the Bonus Plan upon PolyMet reaching Milestone 4 – commencement of commercial production for our NorthMet property.

          Other Stock-Based Awards. The Compensation Committee is authorized to grant to an Eligible Person, subject to the terms of the Omnibus Plan, such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the Omnibus Plan.

          Termination of Options Except as may be determined by the Compensation Committee or the board of directors; (i) if a Participant resigns or a Participant’s contract as a consultant terminates at its normal termination date, then all Options granted to such Participant expire 30 days after the date of resignation or termination; (ii) if a Participant’s employment is terminated by PolyMet without cause, or a Participant’s contract as a Consultant is terminated by PolyMet before its normal termination date without cause, then the Option will expire 180 days after the date of termination; (iii) if a Participant’s employment is terminated by the PolyMet for cause, or a Participant’s contract as a consultant is terminated by PolyMet before its normal termination date for cause, then the Option will expire on the date of termination; (iv) if a Participant’s contract as a consultant is frustrated before its normal termination date due to permanent disability, then the Option will expire 180 days after the date of frustration; (v) if a Participant’s employment ceases due to permanent disability, then the Option will continue to become exercisable until the Expiry Date; (vi) if a Participant retires upon attaining the mandatory or early retirement age established by the PolyMet from time to time, then the Option will expire on the Expiry Date; and (vii) if a Participant dies, then the Option will continue to become exercisable during the period ending on 12 months after the death of the Participant

          Assignability. Awards granted under the Omnibus Plan are non-transferable and non-assignable to anyone other than to a “permitted assign” as defined in the Omnibus Plan.

          Procedure for Amending. The Compensation Committee has the right at any time to amend the Omnibus Plan or any Award agreement under the Omnibus Plan provided that shareholder approval has been obtained by ordinary resolution, including any amendment that would: (i) increase the number of Common Shares, or rolling maximum percentage, reserved for issuance under the Omnibus Plan; (ii) reduce the exercise price per Common Share under any option or Stock Appreciation Right or cancel any option or Stock Appreciation Right and replace such option or Stock Appreciation Right with an option or Stock Appreciation Right with a lower exercise price per Common Share; (iii) extend the term of an Award beyond its original expiry time; (iv) increase the limit on the participation by independent directors in the Omnibus Plan; or (v) permit an Award to be transferable or assignable to any person other than in accordance with the Omnibus Plan.

          Notwithstanding the foregoing, shareholder approval is not required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements (including those of the Toronto Stock Exchange), amendments to vesting provisions of option agreements, amendments to the expiry date of options so long as such amendments do not extend options past the original date of expiration, and any amendments which provide for a cashless exercise feature with respect to an option so long as the feature provides for the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Omnibus Plan.

          Financial Assistance. PolyMet does not provide financial assistance to Participants to facilitate the purchase of Common Shares upon the exercise of options granted under the Omnibus Plan. However, there may be certain financial assistance provided by PolyMet for other types of Awards, subject to applicable law and the rules and policies of any securities regulatory authority or stock exchange with jurisdiction over PolyMet.

          Other Material Information. Appropriate adjustments to the Omnibus Plan and to Awards granted thereunder are to be made to give effect to adjustments in the number and type of Common Shares (or other securities or other property) resulting from subdivisions, consolidations, substitutions, or reclassifications of Common Shares, payment of stock dividends or other changes in PolyMet’s capital. In the event of any merger, acquisition, amalgamation, arrangement or other scheme of reorganization that results in a change of control, the Compensation Committee will, in an appropriate and equitable manner: (i) determine the purchase price or exercise price with respect to any Award, provided, however, that the number of Common Shares covered by any Award or to which such Award relates is always a whole number; or (ii) determine the manner in which all unexercised option rights granted under the Omnibus Plan will be treated; (iii) offer any Participant the opportunity to obtain a new or replacement option over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under option and the exercise price (and otherwise substantially upon the terms of the option being replaced, or upon terms no less favourable to the Participant); or (iv) commute for or into any other security or any other property or cash, any option that is still capable of being exercised, upon giving to the Participant to whom the Award has been granted at least 30 days written notice of its intention to commute the option, and during such period of notice, the option, to the extent it has not been exercised, can be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the option will lapse and be cancelled.

          Control Change and Going Private Transaction. In addition to the foregoing, in the event of a transaction that, if completed could result in a change of control (including a take over bid), a Participant may exercise all Options granted to the Participant, but only for the purposes of participating in such transaction. In the event all of the equity interests in PolyMet are acquired without the substitution of an equivalent equity interest (a “going private transaction”), PolyMet may terminate the Options at the time of and subject to the completion of such going private transaction by giving at least 10 days prior written notice of such termination to the Participant and paying to the Participant at the time of completion of such going private transaction an amount equal to the fair value of such Option as determined by a recognized investment dealer in Canada as selected by the Compensation Committee for this purpose

Share Bonus Plan

          PolyMet has established a bonus share incentive plan (the “Share Bonus Plan”) for its directors and key employees and consultants (the “Key Employees”). The directors and Key Employees are collectively referred to as the “Share Bonus Plan Participants”. The Share Bonus Plan provides for our Common Shares to be issued to the Share Bonus Plan Participants upon PolyMet reaching certain identifiable milestones in its business plan, and is intended to reward the Share Bonus Plan Participants for their unique expertise and experience in achieving these milestones. Our board of directors is of the view that, from a corporate governance perspective, it is more appropriate to provide a reward mechanism of this nature than to provide incentives to its Key Employees exclusively in the form of incentive stock options, since our share price can vary in accordance with a range of external factors not related to the performance of management and its Key Employees.

          The Share Bonus Plan was initially adopted by our board of directors on November 5, 2003, at which time the market price of our shares was $0.19 per share. The Share Bonus Plan was approved by 98.42% of our disinterested shareholders at our Annual and Special Meeting held on May 28, 2004.

          On November 4, 2004, PolyMet adopted, and the shareholders approved, revisions to the existing Share Bonus Plan which limited the aggregate number of shares that may be issued under the Share Bonus Plan and PolyMet’s Incentive Stock Option plan to not more than 20% of our issued shares from time to time. As a result, at that time, the number of shares issuable under the Share Bonus Plan was limited to Milestones l and 2, for an aggregate number of 2,890,000 Common Shares. To date, Milestone 1 has been reached and the 1,590,000 shares issuable upon the achievement of Milestone 1 of the Share Bonus Plan have been issued.

          At our Annual and Special Meeting held on June 21, 2006, 98.82% of our disinterested shareholders approved the issue of a total of 2,350,000 shares to the Share Bonus Plan Participants upon the attainment of Milestone 3 - completion of a bankable feasibility study which indicates that production from our NorthMet Property is commercially feasible. Milestone 3 was met on October 24, 2006 and the 2,350,000 shares issuable upon the achievement of Milestone 3 have been issued.

          At our Annual and Special Meeting held on June 27, 2007, 97.83% of our disinterested shareholders approved PolyMet’s Omnibus Share Compensation Plan (the “Omnibus Plan”). The Omnibus Plan provides for the issuance of a total of 4,940,000 Common Shares under the Share Bonus Plan.

          At our Annual and Special Meeting held on June 17, 2008, 84.13% of our disinterested shareholders approved the issuance of 3,640,000 shares of PolyMet under the Share Bonus Plan upon PolyMet reaching Milestone 4 – commencement of commercial production for our NorthMet Property.

Outstanding Share-Based Awards and Option-Based Awards

          The following table provides a summary of compensation earned during the financial year ended January 31, 2009 by our NEO’s:

Table on Outstanding share-based awards and option-based awards

	Option-based Awards				Share-based Awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (US$) (1)	Number of shares or units of shares that have not vested (#) (2)	Market or payout value of share- based awards that have not vested (US$)
William Murray	100,000	C$0.66	Jul. 5, 2009	21,948	1,100,000	919,600
Executive Chairman	300,000	C$1.36	Sept. 19, 2010
	450,000	C$2.76	Mar. 20, 2011

Joseph Scipioni	200,000	C$2.97	Jun. 19, 2011	Nil	290,000	242,440
President and, CEO	300,000	C$3.30	Jan. 5, 2012
	250,000	US$2.92	Mar. 12, 2012
	100,000	US$2.72	Feb. 15, 2013

Douglas Newby	40,000	C$0.94	Jun. 15, 2010	Nil	100,000	83,600
CFO	210,000	C$1.36	Sept. 19, 2010
	100,000	C$1.15	Dec. 5, 2010
	500,000	C$2.76	Mar 20, 2011

Notes:

(1)	Represents the cumulative value of unexercised in-the-money options at January 31, 2009 for each NEO.
(2)	Represents Milestones 2 and 4 of the Share Bonus Plan

Value Vested or Earned During the Year

          The following table sets out for each NEO information concerning the value of incentive plan awards – option-based and share-based awards as well as non-equity incentive plan compensation – vested or earned during the financial year ended January 31, 2009.

Table On Incentive plan awards - value vested or earned during the year

	Option-based awards -		Non-equity incentive plan
	Value	Share-based awards -Value	compensation -Value earned
	vested during the year	vested during the year	during the year
Name	($)	($)	($)

William Murray Executive Chairman	Nil	Nil	Nil

Joseph Scipioni President & CEO	US$60,330	Nil	Nil

Douglas Newby CFO	Nil	Nil	Nil

Securities Authorized for Issuance Under Equity Compensation Plans

          The following table provides an aggregate summary of information with respect to our compensation plans under which our equity securities are authorized for issuance in effect as of January 31, 2009:

			Number of securities
			remaining available for
	Number of securities	Weighted-average	future issuance under
	to be issued upon	exercise price of	equity compensation
	exercise of outstanding	outstanding options,	plans (excluding
	options, warrants and	warrants and rights	securities reflected in
	rights under	under compensation	column (a)) under
	compensation plans as	plans as at January 31,	compensation plans as
Plan Category	at January 31, 2009	2009	at January 31, 2009

Equity compensation plans approved by securityholders(1)	12,615,000	US$1.94	1,115,388

Equity compensation plans approved by securityholders(2)	4,940,000	N/A	1,000,000

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	17,555,000	US$1.94	2,115,388

Notes:
(1)      Includes the Omnibus Plan.
(2)      Includes the Share Bonus Plan.

Remuneration of Directors

          We do not pay fees to our directors, including fees for attendance at meetings. Directors are entitled to be reimbursed for expenses incurred by them.

          The following table sets forth all annual compensation paid in respect of the directors of PolyMet at Janaury 31, 2009, other than Messrs. Scipioni and Murray whose compensation as a director is fully reflected in the summary compensation table for NEO’s.

Name	Fees Earned ($)	Share-based Awards ($)	Total ($)
William D. Corneliuson	Nil	Nil	Nil
Dr. David Dreisinger	Nil	Nil	Nil
W. Ian L. Forrest	Nil	Nil	Nil
George Molyviatis	Nil	Nil	Nil
Frank L. Sims (1)	Nil	US$396,823	US$396,823
James Swearingen	Nil	Nil	Nil
Stephen P.H. Rowland	Nil	Nil	Nil

Note:
(1)      Share-based awards represents options granted to Mr. Sims when he joined the Company’s Board of Directors.

Employment Contracts, Termination of Employment and Change in Control Agreements

          We believe that severance and change of control benefits, which are common in our peer group, are necessary in order to attract and retain high calibre executive talent.

          PolyMet has amended and restated the executive employment agreements with each of our Named Executive Officers. The following is a summary of the executive employment agreements entered into with our NEO’s, including payments to be made by us to each of the NEO’s in the event of their resignation, retirement or other termination of employment or a change of control of us or any of our subsidiaries.

          With respect to change in control benefits, we provide compensation if a named executive officer is terminated in connection with a change of control transaction on a “double trigger” basis, meaning that before such executive can receive compensation: (i) a change in control must occur; and (ii) within 90 days of such change of control, the named executive officers’ employment must be terminated for good reason or without cause. Change of control benefits are granted to motivate our named executive officers to act in the best interests of our shareholders by removing the distraction of post-change of control uncertainties faced by executive officers with regard to their continued employment and compensation. We believe that the “double trigger” change of control compensation is consistent with market practices and is attractive in maintaining continuity and retention of key management personnel.

          William Murray, our Executive Chairman, is entitled to an annual salary of Cdn$300,000 plus an annual cash bonus as determined by our Compensation Committee in its sole discretion. In the event Mr. Murray’s employment is terminated by us, other than for cause, or by Mr. Murray within one year of a change of control and within 90 days of the occurrence of an event defined in the agreement as “good reason” (which includes the good faith determination by Mr. Murray that as a result of a change of control or any action or event thereafter, his status or responsibility with us has been diminished or he has been effectively prevented from carrying out his duties and responsibilities as they existed immediately prior to a change of control), we have agreed to pay Mr. Murray an amount equal to three times his annual salary and most recent bonus, and to continue for 36 months the benefit plans in which he participated at the time of termination. No amount is payable to Mr. Murray in the event of his death or disability or by us for cause. The executive employment agreement also contains the agreement of Mr. Murray to maintain the confidentiality of our confidential information and a non-competition agreement by which he agrees not to be involved during his employment with us or for two years following the termination of his employment with us in any business that is engaged or proposed to be engaged in mining or mining exploration within 50 miles of any mineral property in which we have or are then proposing to acquire an interest.

          Douglas Newby, our Chief Financial Officer, is employed by our wholly owned subsidiary, Poly Met Mining, Inc. Mr. Newby is entitled to an annual salary of US$200,000 plus an annual cash bonus as determined by our Compensation Committee in its sole discretion. In addition, Mr. Newby is entitled to a bonus of not less than US$100,000 upon our obtaining and approving a commitment for senior construction financing. Our agreement with Mr. Newby also contains provisions for payments on termination of his employment and confidentiality and non-competition provisions (within 500 kilometers of any mineral property in which we have an interest) that are the same as those contained in our agreement with Mr. Murray.

          Joseph Scipioni, our President and Chief Executive Officer, is employed by our wholly owned subsidiary, Poly Met Mining, Inc. Mr. Scipioni is entitled to an annual salary of US$250,000 plus an annual cash bonus as determined by our Compensation Committee in its sole discretion. Our agreement with Mr. Scipioni also contains provisions for payments on termination of his employment and confidentiality and non-competition provisions (within 500 kilometers of any mineral property in which we have an interest) that are the same as those contained in our agreement with Mr. Murray.

          The following table shows the estimated compensation where an NEO is terminated without cause, or following a change in control as if the termination occurred on January 31, 2009:

Named Executive Officer	Title	Termination Without Cause (1)	Termination Change in Control (1)
William Murray	Executive Chairman	C$997,284	C$997,284
Joseph Scipioni	President and Chief Executive Officer	US$658,728	US$658,728
Douglas Newby	Chief Financial Officer	US$723,923	US$723,923

          Severance benefits are appropriate, particularly with respect to a termination without cause since in that scenario, both PolyMet and the NEO have a mutually agreed upon severance package that is in place prior to any termination event which provides us with certainty and the flexibility to make a changes in executive management if such change is in our shareholders’ best interests.

          Severance and change in control benefits are negotiated and set with regard to the experience level of the individual, the complexity of the position and other relevant market factors.

          The Company views the severance and change of control arrangements as an integral part of its NEO retention plans.

STATEMENT ON CORPORATE GOVERNANCE

          On June 30, 2006, National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 - Corporate Governance Guidelines came into force in every province and territory in Canada. In addition, PolyMet is subject to National Instrument 52-110 - Audit Committees, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees and defines the meaning of independence with respect to directors. These reflect current regulatory guidelines of the Canadian Securities Administrators (CSA) as well as certain U.S. initiatives under the Sarbanes-Oxley Act of 2002 and newly adopted corporate governance rules of the NYSE and NASDAQ National Market.

          PolyMet’s Corporate Governance Disclosure in the form required by the Disclosure Instrument is set out in Appendix “A”.

          The Common Shares are listed on The New York Stock Exchange Amex ("NYSE Amex"). Section 110 of the NYSE Amex Company Guide permits NYSE Amex to consider the laws, customs and practices of a non-U.S. issuer in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. PolyMet has obtained relief under this provision. Section 123 of the NYSE Amex Company Guide requires a quorum of not less than 33-1/3 of a listed company's shares issued and outstanding entitled to vote at a meeting of shareholders. Under PolyMet’s bylaws the quorum for the Meeting is two of our shareholders present in person or by proxy holding or representing more than 5% of our Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

          No director, executive officer, proposed nominee for election as a director, nor any of their respective associates or affiliates is or has been at any time since the beginning of the last completed financial year indebted to PolyMet.

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

Indemnification of Directors or Officers

          There is no indemnification payable this financial year to directors or officers of PolyMet.

Directors and Officers’ Insurance

          We maintain liability insurance for our directors and officers in the aggregate amount of US$25,000,000. The current annual premium of US$210,460 is paid by us.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

          Other than as disclosed herein, we are not aware of any material interest, direct or indirect, involving any director or executive officer or proposed nominee for election as a director or any shareholder who holds more than 10% of our outstanding voting securities, or any associate or affiliate of any of the foregoing, which has been entered into since the commencement of our last completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect PolyMet or any of our subsidiaries.

ADDITIONAL INFORMATION

          Additional information relating to PolyMet may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov under the company name “PolyMet”. Additional financial information is provided in our audited consolidated financial statements and our MD&A for our most recently completed financial year. Copies of our financial statements and MD&A can be obtained by contacting the Corporate Secretary of PolyMet in writing at 1003 – 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3 or by e-mail at info@polymetmining.com. Copies of such documents will be provided to shareholders free of charge.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

          Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not now known to us shall properly come before the said Meeting, the Form of Proxy given pursuant to the solicitation by management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

APPROVAL

          The contents and the sending of this Management Proxy Circular have been approved by the board of directors of PolyMet.

DATED at Vancouver, British Columbia, as of the 15th day of May, 2009.

By Order of the Board of Directors

signed “Joseph M. Scipioni”
Director, President & Chief Executive Officer

APPENDIX “A”

POLYMET MINING CORP.
CORPORATE GOVERNANCE DISCLOSURE

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES
1.	(a)	Board of Directors Disclose the identity of directors who are independent.

Our board of directors has determined that William D. Corneliuson, W. Ian L. Forrest, George Molyviatis, Frank L. Sims, James Swearingen and Stephen Rowland are “independent”. Mr. Rowland was appointed to the board of directors on October 30, 2008.

Under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices, a director is “independent” if he or she has no direct or indirect material relationship with us that could, in the view of our board of directors, be reasonably expected to interfere with the exercise of that director’s independent judgment.
	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Our board of directors has determined that Dr. David Dreisinger, William Murray, and Joseph Scipioni are not independent. Mr. Scipioni serves as our President and Chief Executive Officer. Mr. Murray did serve as our President and Chief Executive Officer until February 5, 2008 and is now our Executive Chairman. Dr. Dreisinger is paid consulting fees in addition to regular fees for serving as a director.
	(c)	Disclose whether or not a majority of directors are independent.	A majority of our directors are independent.
	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Our directors who are directors of other reporting issuers (or the equivalent) are:
			Name	Reporting Issuer
			William D. Corneliuson	Medwave Inc.
			Dr. David Dreisinger	International Nickel Ventures Corporation
			W. Ian L. Forrest	Mengold Resources Inc. Georex SA, France Belmore Resourses plc, Ireland Viatrade plc, England
			William Murray	Aura Minerals Inc. South American Silver Corp.
			Frank Sims	Piper Jaffray Companies
	(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of	Our directors have not held regularly scheduled meetings at which non-independent directors and members of management are not present. However, our independent directors regularly hold frequent informal meetings by telephone at which non-independent directors and members of management are excluded.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES
meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
	(f)	Disclose whether or not the Chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	The Chair is not an independent director. W. Ian L. Forrest, our Chairman until February 5, 2008 and an independent director, provides leadership to our independent directors.
	(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record of each of our present and former directors for all board of directors meetings for the period February 1, 2008 to January 31, 2009 is as follows:
			Name	Attendance
			William D. Corneliuson	14/14
			Dr. David Dreisinger	9/14
			W. Ian L. Forrest	13/14
			George Molyviatis	12/14
			William Murray	10/14
			Joseph Scipioni	13/14
			Frank Sims	13/14
			James Swearingen	12/14
			Stephen Rowland	2/3
2.		Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board Mandate was approved by the board of directors on January 16, 2008. The Board Mandate is attached to this Management Proxy Circular as Schedule I.
3.	(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The board of directors has developed a written position for the Executive Chair. The Charter of each Committee sets out the responsibilities, duties and authority of all Committee members.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT				OUR CORPORATE GOVERNANCE PRACTICES
(b)

Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The board of directors and the Chief Executive Officer have developed a written position description of the Chief Executive Officer.
4.	(a)

Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.

New directors are provided with an information package on PolyMet which includes mandates of certain board committees, corporate disclosure policy and code of ethics. Orientation as to the nature and operation of the issuer’s business occurs through attendance at board strategy sessions and through informal meetings. W. Ian L. Forrest is a member of the Institute of Chartered Accountants of Scotland and as such undertakes continuing professional development.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.

Our directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practice and are encouraged and funded to attend seminars that will increase their own and our board of directors’ effectiveness.

5.	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:		Our board of directors has adopted a written Code of Business Conduct and Ethics, (the “Code”), for its directors, officers and employees.
		(i)	disclose how an interested party may obtain a copy of the written code.	A copy of our Code is available on our website at www.polymetmining.com.
		(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and

Our board monitors compliance with the Code through its Audit Committee and our Corporate Secretary. In addition to answering questions or concerns regarding the Code, our Corporate Secretary is responsible for: investigating possible violations of the Code (in conjunction with the Audit Committee) and ensuring that new directors, officers and employees are given a copy of the Code including any referenced policies.

(iii)

provide a cross-reference to any material change report(s) filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change reports have been filed by us since February 1, 2009, the beginning of our most recently completed financial year, that pertain to any conduct of a director or executive officer that constitutes a departure from our Code.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Our board of directors takes measures to exercise independent judgment in considering transactions and agreements in respect of which any of our directors or executive officers may have a material interest. Where appropriate, our directors absent themselves from portions of a meeting of our board of directors or of a board

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		OUR CORPORATE GOVERNANCE PRACTICES

committee to allow independent discussion of points in issue.

We comply with the relevant provisions under the Business Corporations Act (British Columbia) that deal with conflict of interest situations. Through directors’ and officers’ questionnaires and other systems, we also gather and monitor relevant information in relation to potential conflicts of interest that a director or officer may have.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Our board evaluates and ensures the integrity of the Chief Executive Officer and other executive officers, and ensures that the Chief Executive Officer and other executive officers create a culture of integrity and conduct themselves in an ethical manner and in compliance with applicable laws and rules, audit and accounting principles, and our governing policies.

Our board reviews, adopts, and confirms distribution of, the Code and other governing policies, as applicable.

Our directors, officers and employees are reminded on an annual basis that they are responsible for reading, understanding and complying with the Code and related policies and, in the case of directors, also with the Board Mandate.

6.	(a)	Describe the process by which the board identifies new candidates for board nomination.	Our Nominating and Corporate Governance Committee has the primary responsibility for identifying, evaluating, reviewing and recommending qualified candidates to serve on our board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements.

In making its recommendations to our board on director nominees, the Nominating and Corporate Governance Committee considers what competencies and skills our board as a whole should possess, it assesses what competencies and skills each existing director possesses, and then it assesses what competencies and skills each nominee will bring to our board and whether such nominee is independent and can devote sufficient time and resources to his or her duties as a board member.
(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

Our Nominating and Corporate Governance Committee is composed entirely of independent directors. The members of the Nominating and Corporate Governance Committee are Frank Sims, William D. Corneliuson, W. Ian L. Forrest and George Molyviatis.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Corporate Governance Committee Charter was approved by the board of directors on January 16, 2008. The Nominating and Corporate Governance Committee Charter is attached to this Management Proxy Circular as Schedule II.

The Nominating and Corporate Governance Committee has full access to our books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES
external legal, accounting or other advisors it deems necessary or appropriate.
7.	(a)	Describe the process by which the board determines the compensation for your company’s directors and officers.

Compensation for directors and officers is determined by our Compensation Committee. In determining compensation for our directors, the Compensation Committee internally reviews director compensation paid by companies with a comparable profile to us. In determining compensation for officers, the Compensation Committee utilizes the process described in our Management Proxy Circular under the heading “Executive Compensation Report of the Compensation Committee on Executive Compensation”.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Our Compensation Committee is composed entirely of independent directors. The members of the Committee are William D. Corneliuson, W. Ian L. Forrest and George Molyviatis.
	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee Charter was approved by the board of directors on January 16, 2008. The Compensation Committee Charter is attached to this Management Proxy Circular as Schedule III. The Compensation Committee has full access to our books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

None.
8.		Other Board Committees - If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.

We also have a Safety, Health and Environmental Committee and that committee’s Charter was approved by the board of directors on July 11, 2008. The Safety, Health and Environmental Committee Charter is attached to this Management Proxy Circular as Schedule IV. The members of the Committee are Frank Sims, Joseph Scipioni and James Swearingen. The Committee’s purpose is to ensure that PolyMet conducts its activities in a way that will promote sustainable development, protect human life and the preservation of the environment.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
9.

Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that it, its committees, and individual directors are performing effectively.

Our Nominating and Corporate Governance Committee is mandated to ensure that the contributions of board members, committees of the board, and our board as a whole, are reviewed on an annual basis. Additionally, our Nominating and Corporate Governance Committee monitors the quality of the relationship between our management and our board of directors, in order to recommend ways to improve that relationship.

SCHEDULE I
POLYMET MINING CORP.
MANDATE FOR THE BOARD OF DIRECTORS

1.           PURPOSE

The Board has responsibility for the stewardship of PolyMet Mining Corp. (the “Company”) by supervising the Company’s affairs with the goal of enhancing shareholder value and maintaining a culture of integrity throughout the Company.

2.           STRUCTURE AND OPERATIONS

The Board shall be composed of not less than five (5) directors and shall have a majority of independent directors. The members of the Board shall be nominated by the Nominating and Corporate Governance Committee and appointed or reappointed at the annual general meeting of the shareholders of the Company (the “AGM”). Directors may be nominated to bring special expertise or perspective to Board deliberations; however, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

The Board shall appoint or reappoint, at the meeting of the Board immediately following the AGM, a chairman among their number. The chairman shall serve as a liaison between the Board and members of the Company’s management team (“Management”).

Meetings of the board shall be held on a quarterly basis, provided that due notice is given and a quorum of a majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the Board are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time.

To facilitate the functioning of the Board independently of Management:

(a)	the proportion of members of Management on the Board shall be limited to a minority of the directors;

(b)	when appropriate, members of Management shall not be present for the discussion and determination of certain matters at meetings of the Board;

(c)	under the By-laws of the Company, a director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must call a meeting of the directors at any time; and

(d)	Management’s compensation shall be reviewed, in their absence, by the Compensation Committee.

The Board shall discharge its responsibilities for the stewardship of the Company directly or with the assistance of the following four (4) standing committees:

(a)	Audit Committee;

(b)	Nominating and Corporate Governance Committee;

(c)	Compensation Committee, and

(d)	Safety, Health and Environment Committee.

When appropriate, ad hoc committees shall be appointed by the Board to address certain issues of a more short-term nature.

3.           SPECIFIC DUTIES OF THE BOARD

As part of the Board’s overall responsibility for the stewardship of the Company, its principle duties include, but shall not be limited to, the following:

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Oversight of Management

1.	The Board shall approve the appointment of the President and CEO and all other officers, and approve the compensation of officers based upon the recommendations of the Compensation Committee.

2.	To the extent possible, the Board shall satisfy itself as to the integrity of the officers and ensure that they create a culture of integrity throughout the Company.

3.

The Board has delegated authority to the President and CEO for the overall management of the Company, including strategy and operations, to ensure the long term success of the Company and to maximize shareholder value.

4.	The Board may from time to time delegate authority to other officers, subject to specified limits.

5.

Review and prior approval by the Board shall be required for all material transactions in which the Company is involved including, without limitation, the acquisition or disposition by the Company of significant assets and properties, the issuance of securities and any matters that are outside the scope of authority delegated to officers.

6.	The Board shall regularly review and maintain the Company’s succession plan, which includes the appointment, training and monitoring of officers.

Board Organization

1.

The Board shall respond to recommendations received from the Nominating and Corporate Governance Committee, but shall retain the responsibility for managing its own affairs by approving the following: its composition; the candidates nominated for election; appointments to committees; the selection of the chairmen of the Board and of its committees, and committee charters.

2.

The Board may delegate certain responsibilities to its committees, including: the review and assessment of Board and officers compensation levels; the interim financial results; the performance of the Board and officers; the internal controls systems; the orientation and continuing education of Board members; and safety matters. However, the Board shall retain its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Monitoring of Financial Performance and other Financial Reporting Matters

The Board shall be responsible for the following:

1.	reviewing and questioning the strategies and plans of the Company;

2.

identifying principal business risks and ensuring the implementation of appropriate systems to manage such risks including, insurance coverage, conduct of material litigation and the effectiveness of internal controls;

3.	considering appropriate measures to be taken if the performance of the Company falls short of its goals;

4.	reviewing and upon the recommendations of the Audit Committee, approving the audited financial statements and notes thereto;

5.	overseeing the accurate reporting of the financial performance of the Company to its shareholders on a timely and regular basis;

6.	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards, and

7.	reviewing and approving those matters which the Board is required to approve under its governing legislation and documents, including the payment of distributions and material expenditures.

Policies and Procedures

The Board shall approve, maintain and monitor compliance with all policies, codes, charters and procedures developed to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

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Reporting

1.	The Board shall review and maintain the integrity of the internal control and management information systems of the Company.

2.

The Board shall implement measures for receiving feedback from stakeholders and ensure that material information is disseminated to the public in a timely manner and in accordance with the Company’s Corporate Disclosure Policy.

4.           SPECIFIC DUTIES OF EACH DIRECTOR

The following expectations and responsibilities are meant to serve as a framework to guide individual directors in their participation on the Board, with a view to enabling the Board to meet its duties and responsibilities:

1.	assuming a stewardship role and overseeing the management of the affairs of the Company;

2.	maintaining a clear understanding of the Company, including:

	(a)	its strategic and financial plans and objectives;

	(b)	emerging trends and issues;

	(c)	significant strategic initiatives;

	(d)	capital allocations and expenditures;

	(e)	principal business risks and management of such risks;

	(f)	internal systems, processes and controls;

	(g)	compliance with applicable laws and regulations, and

	(h)	governance, audit and accounting principles and practices.

3.

preparing for each Board and committee meeting by reviewing materials provided and requesting, where appropriate, information that will allow the director to properly participate in the deliberations, make informed business judgments and exercise oversight;

4.

absent a compelling reason, attend every Board and committee (of which the director is a member) meeting, and actively participating in deliberations and decisions. When attendance is not possible, a director should become familiar with the matters to be covered at the meeting;

5.	voting on all decisions of the Board or its committees, except when a conflict of interest may exist;

6.	preventing personal interests from conflicting with, or appearing to conflict with, the interests of the Company and disclosing details of such conflicting interests should they arise; and

7.	acting in the highest ethical manner and with integrity in all professional dealings.

Approved by the Board on January 16, 2008.

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SCHEDULE II
POLYMET MINING CORP.
NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

1.           PURPOSE

The purpose of the Nominating & Corporate Governance Committee (in this charter, the “Committee”) is to identify and recommend qualified individuals as members of the Board and of its committees, to review and set out recommendations for non-stock based remuneration for Board members to the Board and to monitor and review PolyMet Mining Corp.’s. (the “Company”) corporate governance practices and policies and make recommendations for changes when appropriate.

2.           STRUCTURE AND OPERATIONS

The Committee shall be composed of not less than three (3) directors. Members of the Committee shall be independent and appointed or reappointed at the meeting of the Board, immediately following the AGM, and in the normal course of business will serve a minimum of three (3) years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time.

The Board or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint at the meeting of the Board, immediately following the AGM, a chairman among their number. The chairman shall not be a former Officer of the Company and shall serve as a liaison between the Committee and Management.

Meetings of the Committee shall be held at least once annually, provided that due notice is given and a quorum of the majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the Committee are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time.

The Committee shall report to the Board on its activities after each of its meetings. In addition, it shall review and assess the adequacy of this charter annually and, where necessary, recommend changes to the Board for approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee.

3.           SPECIFIC DUTIES

The Committee shall:

1.

review the composition of the Board, taking into consideration the current strengths, skills and experience of the Board; the strategic direction of the Company; the competencies and skills that the Committee considers to be necessary for the Board, as a whole, to possess; and the qualification of the current Board members;

2.	recommend to the Board nominees for election and re-election as members and specify the qualifications that each new nominee will bring to the Board, including without limitation:

	a.	personal qualities, characteristics, skills, experiences, accomplishments and reputation in the business community;

	b.	current knowledge and contacts in the countries and/or communities in which the Company does business and in the Company’s industry sector or other industries relevant to the Company’s business;

	c.	ability and willingness to commit adequate time and resources to Board and Committee matters, and be responsive to the needs of the Company, and

	d.	compliance with all legal and regulatory requirements of a Board member.

3.	ensure that a comprehensive orientation is received by new directors and that continuing education opportunities are available to all directors;

1

4.

recommend to the Board prior to the annual meeting of the Board, the allocation of the directors to each of the committees of the Board. Where a vacancy occurs at any time in the membership of any committee of the Board, recommend to the Board a member to fill such vacancy;

5.	annually assess the performance of the Board, each director and the committees of the Board and make recommendations to the Board;

6.	review with the Board, on a regular basis, the methods and processes by which the Board fulfills its duties and responsibilities, including without limitation:

	a.	the size and composition of the Board;

	b.	the number and content of Board meetings;

	c.	resources available to the directors, and

	d.	the communication process between the Board, its committees and Management.

7.	recommend non-stock based directors’ compensation to the Board;

8.	review at least annually the corporate governance policies and practices and make appropriate recommendations for their improvement;

9.	prepare recommendations for the board regarding any reporting required or recommended on corporate governance (e.g. public disclosure documents required by the TSX guidelines);

10.	retain and compensate such independent advisors as it may deem necessary or advisable to permit it to carry out its duties. The expenses related to such engagement shall be funded by the Company, and

11.	have such other powers and duties as delegated to it by the Board.

Approved by the Board on January 16, 2008.

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SCHEDULE III
POLYMET MINING CORP.
COMPENSATION COMMITTEE CHARTER

1.           PURPOSE

The Compensation Committee (in this charter, the “Committee”) shall assist the Board in its oversight role with respect to PolyMet Mining Corp.’s (the “Company”) global human resource strategy, policies and programs, and all matters relating to the proper utilization of human resources within the Company, with special focus on management succession, development and compensation.

2.           STRUCTURE AND OPERATIONS

The Committee shall be composed of not less than three (3) directors. Members of the Committee shall be independent and appointed or reappointed at the meeting of the Board, immediately following the AGM, and in the normal course of business will serve a minimum of three (3) years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time.

The Board or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the meeting of the Board immediately following the AGM, a chairman among their number. The chairman shall not be a former officer of the Company and shall serve as a liaison between the Committee and Management.

Meetings of the Committee shall be held at least once annually, provided that due notice is given and a quorum of a majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the Committee are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time.

The Committee shall report to the Board on its activities after each of its meetings. In addition, it shall review and assess the adequacy of this charter annually and, where necessary, recommend changes to the Board for approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee.

3.           SPECIFIC DUTIES

The Committee shall review and make recommendations to the Board at least annually regarding the following:

1.	the appointment, performance, succession and remuneration of officers;

2.	the Company’s succession and leadership plans;

3.	remuneration and compensation policies, including short and long-term incentive compensation plans, such as stock option and share bonus grants;

4.	the granting of stock options to directors, officers and other key employees and consultants of the Company;

5.	all other remuneration matters, including severance arrangements, with respect to officers, and

6.	executive compensation disclosure prior to its public release.

The Committee shall have the authority to retain and compensate such independent advisors as it may deem necessary or advisable to fulfill its duties. The expenses related to such engagement shall be funded by the Company.

The Committee shall have such other powers and duties as delegated to it by the Board.

Approved by the Board on January 16, 2008.

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SCHEDULE IV
POLYMET MINING CORP.
SAFETY, HEALTH AND ENVIRONMENTAL COMMITEE CHARTER

1.           PURPOSE

The Safety Health and Environmental Committee (in this charter, the “Committee”) shall ensure that the Company conducts its activities in such a manner as to promote sustainable development, the protection of human life and the preservation of the environment.

2.           STRUCTURE AND OPERATIONS

The Committee shall be composed of not less than three (3) directors.

Members of the Committee shall be appointed or reappointed at the meeting of the Board, immediately following the Annual General Meeting of Shareholders, and in the normal course of business will serve a minimum of three (3) years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time.

The members of the Committee, shall appoint or reappoint, at the meeting of the Board immediately following the AGM, a chairman from among their number.

Meetings of the Committee shall be held at least once annually, provided that due notice is given and a quorum of a majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the Committee are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time.

The Committee shall report to the Board on its activities after each of its meetings. In addition, it shall review and assess the adequacy of this charter annually and, where necessary, recommend changes to the Board for approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee.

3.           SPECIFIC DUTIES

The Committee shall:

1.	identify, assess and manage risks to employees, consultants, the environment and host communities;

2.	review and monitor the safety, health, environmental and social responsibility policies and procedures of the Company and report to the Board with any recommendations relating thereto;

3.

promote and support improvements to the Company’s safety, health and environmental record. Review material incidents relating to safety, health and environmental issues and report to the Board with any recommendations relating thereto;

4.	as it may deem necessary, arrange, implement and oversee safety and environmental audits, with respect to any operations within the Company;

5.	provide employees and consultants with the training and resources necessary to meet the Company’s objectives under this charter;

6.	consult stakeholders in matters that affect them and develop partnerships that foster the sustainable development of the host communities and enhance economic benefits from the Company’s operations;

7.	respect the social, economic and cultural rights of the local people and be a “good neighbor”, and

8.	uphold ethical business practices and meet or, where possible, exceed applicable legal and other regulatory requirements.

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The Committee shall have the authority to retain and compensate such independent advisors as it may deem necessary or advisable to fulfill its duties. The expenses related to such engagement shall be funded by the Company.

The Committee shall have such other powers and duties as delegated to it by the Board.

Approved by the Board on July 11, 2008.

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